UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 29, 2023

DIFFUSION PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

Delaware	000-24477	30-0645032
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 East Main Street, Suite 201 Charlottesville, Virginia	22902
(Address of principal executive offices)	(Zip Code)

(434) 220-0718

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	DFFN	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company         ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.        ☐

Item 1.01	Entry Into a Material Definitive Agreement

Agreement and Plan of Merger

On March 30, 2023, Diffusion Pharmaceuticals Inc., a Delaware corporation (“Diffusion” or “Parent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Diffusion, EIP Pharma, Inc., a Delaware corporation (“EIP” or the “Company”), and Dawn Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Diffusion (“Merger Sub”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into EIP (the “Merger”) at the effective time of the Merger (the “Effective Time”), with EIP continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Diffusion. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

At the Effective Time, each outstanding share of EIP common stock (other than Excluded Shares (as defined below) and Dissenting Shares (as defined below)) will be converted into the right to receive shares of Diffusion common stock, par value $0.001 (“Diffusion Common Stock”), in accordance with the exchange ratio calculated as set forth in the Merger Agreement (the “Exchange Ratio”). Each share of EIP capital stock (other than EIP common stock) and each share of EIP capital stock held in the treasury of EIP or owned, directly or indirectly, by Diffusion, Merger Sub or any subsidiary of the Company (collectively, “Excluded Shares”), immediately prior to the Effective Time will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor. “Dissenting Shares” are shares of the EIP capital stock (other than Excluded Shares) outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of EIP capital stock in accordance with Section 262 of the Delaware General Corporation Law. Under the Merger Agreement, EIP’s outstanding shares of preferred stock and convertible notes are required to be converted into shares of EIP common stock at or prior to the Effective Time and treated consistent with the other shares of EIP common stock.

Immediately following the Effective Time, former EIP stockholders are expected to own approximately 77.3% of the outstanding shares of Diffusion Common Stock, and stockholders of Diffusion as of immediately prior to the Effective Time are expected to own approximately 22.7% of the outstanding shares of Diffusion Common Stock, in each case, on a fully-diluted basis as calculated in the Merger Agreement and assuming Parent Net Cash (as defined in the Merger Agreement) at the closing of the Merger is between $13.5 million and $14.5 million (the “Parent Net Cash Collar”). Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted upward or downward if the amount of Parent Net Cash at Closing is above or below the Parent Net Cash Collar, respectively. The actual amount of Parent Net Cash expected to be delivered at Closing will depend on many factors, including among others, the date of the closing, and no assurance can be given as to the actual amount of Parent Net Cash that will be delivered.

In addition, each option to purchase shares of EIP common stock (each, a “EIP Option”) granted under EIP’s equity incentive plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be converted into an option to purchase shares of Diffusion Common Stock, on the same terms and conditions as were applicable to such EIP Option immediately prior to the Effective Time. All rights with respect to EIP common stock under EIP Options assumed by Diffusion will thereupon be converted into rights with respect to a number of shares of Diffusion Common Stock determined by multiplying (i) the number of shares of EIP common stock that were subject to such EIP Option, as in effect immediately prior to the Effective Time, by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Diffusion Common Stock, at an exercise price per share determined by dividing (A) the per share exercise price of EIP common stock subject to such EIP Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Each Company Warrant (as defined in the Merger Agreement) that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Parent Common Stock, and Diffusion will assume each such Company Warrant in accordance with its terms as adjusted by the Exchange Ratio.

The Merger Agreement contains a customary “no-shop” provision under which Diffusion is not permitted to, among other things, (i) solicit any alternative acquisition proposals, (ii) furnish any non-public information to any person in connection with any alternative acquisition proposal, (iii) engage or continue to participate in any negotiations or discussions with any person with respect to any alternative acquisition proposal, (iv) directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate any inquiry that constitutes or would reasonably be expected to lead to an acquisition proposal, or (v) enter into, continue or otherwise participate in any discussions or negotiations with any third person with respect to a any such inquiry or an acquisition proposal . The “no-shop” provision is subject to certain exceptions that permit the board of directors of Diffusion (the “Diffusion Board”) to comply with its fiduciary duties, which, under certain circumstances, would enable Diffusion to provide information to, and enter into discussions or negotiations with, third persons in response to alternative acquisition proposals.

The Merger Agreement also contains customary representations, warranties and covenants for transactions of this type made by EIP and Diffusion, including covenants relating to obtaining the requisite approvals of the stockholders of EIP and Diffusion, post-closing indemnification of Diffusion’s directors and officers, EIP’s and Diffusion’s conduct of their respective businesses between the date of signing the Merger Agreement and the Effective Time, and certain tax matters. Diffusion has agreed to customary covenants related to treatment of employees and their compensation and benefits after the Effective Time. In connection with the Merger, Diffusion has agreed to hold a stockholders’ meeting to submit for approval to its stockholders: (1) the issuance of shares of Diffusion Common Stock in the Merger and any resulting “change of control” under applicable rules of the Nasdaq Stock Market and (2) a reverse split of Diffusion Common Stock, if Diffusion and EIP mutually agree such reverse stock split is applicable and necessary to meet the requirements, if any, for a listing application on the Nasdaq Stock Market. Diffusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) to register the shares of Diffusion Common Stock to be issued in the Merger. The Diffusion Board has unanimously approved the Merger Agreement and the transactions thereby and intends to include in the proxy statement for the Diffusion stockholders’ meeting a statement recommending that the stockholders of Diffusion approve the stockholder proposals described above (to the extent included in such proxy statement) and any other proposals mutually agreed by Diffusion and EIP.

The Merger Agreement provides each of Diffusion and EIP with specified termination rights, including, among other things, (1) if the Merger is not consummated by August 31, 2023, subject to extension on notice by either party for an additional 60 days if the Registration Statement has not been declared effective by the SEC by August 1, 2023, (2) if EIP’s stockholders or Diffusion’s stockholders fail to obtain the requisite stockholder approval; (3) by Diffusion, prior to receipt of the Diffusion stockholder approval, if the Diffusion Board authorizes Diffusion to enter into an alternative acquisition agreement; or (4) by EIP, if at any time after the date of this Merger Agreement and prior to the closing of the transactions, Parent Net Cash has fallen below $12 million and is not reasonably capable of being cured prior to the closing date. Upon termination of the Merger Agreement under certain specified circumstances, Diffusion may be required to pay a termination fee of $765,000.

Diffusion’s and EIP’s obligations to consummate the Merger are subject to the satisfaction or waiver of certain closing conditions, including, among others, (1) obtaining the requisite approvals of Diffusion’s and EIP’s stockholders; (2) required approvals of the Nasdaq Stock Market, including, if necessary, an initial listing application, (3) effectiveness of the Registration Statement, (4) with respect to EIP, Parent Net Cash not being less than $12 million at the closing of the Merger and (5) with respect to Diffusion, EIP’s recently received grant from the National Institute of Aging remaining in effect.

The parties have agreed that, effective at the Effective Time, the board of directors of the combined company will consist of seven directors, comprised of five directors designated by EIP and two directors designated by Diffusion (until each of their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal). Sylvie Grégoire, PharmD, the current Executive Chair of EIP, is expected to serve as Chair of the board of directors for the combined company following the Effective Time. The other members of the combined company’s board of directors are expected to consist of Jeff Poulton, Jane Hollingsworth, JD, Frank Zavrl, Dr. Marwan Sabbagh, John Alam, MD and Robert J. Cobuzzi, Jr., Ph.D. Ms. Hollingsworth currently serves as the Chair of the Diffusion Board and Dr. Cobuzzi currently serves as President and Chief Executive Officer of Diffusion, in addition to being a member of the Diffusion Board. Drs. Grégoire, Alam and Sabbagh and Messrs. Poulton and Zavrl each currently serve on the EIP board of directors.

Following the Effective Time, the combined company is expected to be led by a management team composed of a combination of Diffusion’s and EIP’s current management teams, including: Dr. Alam, EIP’s current Chief Executive Officer, as Chief Executive Officer; Dr. Cobuzzi as Chief Operating Officer; William Tanner, Ph.D., EIP’s current Chief Financial Officer, as Chief Financial Officer; Kelly Blackburn, MHA, EIP’s current Vice President, Clinical Development, as Senior Vice President, Clinical Development; and William Elder, Diffusion’s current General Counsel and Corporate Secretary, as General Counsel and Corporate Secretary.

In connection with the Merger, Diffusion will seek to amend its certificate of incorporation to (i) change the name of Diffusion to “CervoMed Inc.” and (ii) if required as described above, to effect a reverse split of Diffusion Common Stock at a to-be-determined ratio.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The representations and warranties in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement and (1) should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement; (3) may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws; and (4) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.

Stockholder Support Agreements

In connection with the execution of the Merger Agreement, EIP entered into stockholder support agreements (the “Diffusion Support Agreements”) with Diffusion’s current directors and executive officers who collectively beneficially own or control an aggregate of less than one percent of the outstanding shares of Diffusion Common Stock. Additionally, Diffusion has entered into stockholder support agreements (the “EIP Support Agreements,” and collectively with the Diffusion Support agreements, the “Support Agreements”) with certain of EIP’s stockholders that hold, in the aggregate, shares of EIP capital stock necessary to approve the Merger and related transactions contemplated by the Merger Agreement. The Diffusion Support Agreement provides that, among other things, each of the stockholders signatory thereto has agreed to vote or cause to be voted all of the shares of Diffusion Common Stock beneficially owned by such stockholder in favor of the matters to be brought before Diffusion’s stockholders described above. The EIP Support Agreements provide that, among other things, each of the stockholders signatory thereto has agreed to vote or cause to be voted all of the shares of EIP capital stock beneficially owned by such stockholder in favor of the Merger Agreement, the Merger and the other transactions contemplated thereby.

The foregoing description of the EIP Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the reference to the form of such agreements, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The foregoing description of the Diffusion Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the reference to the form of such agreements, which is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, Diffusion’s current directors and officers, who collectively beneficially own or control an aggregate of less than one percent of the outstanding shares of Diffusion Common Stock, and certain stockholders of EIP, which collectively beneficially own or control an aggregate of approximately 69.3% of EIP’s capital stock, on an as-converted to common stock basis, entered into lock-up agreements with Diffusion, pursuant to which, subject to the exceptions noted in the following sentence, each stockholder, other than as set forth below, will be subject to a 180-day lockup on the sale or transfer of shares of Diffusion Common Stock held by such stockholder at the Effective Time, including shares received by such EIP stockholders as consideration in the Merger (the “Lock-up Agreements”). John Alam, Sylvie Grégoire and two trusts, of which Michel Grégoire serves as trustee, under their respective Lock-up Agreements will be subject to a 12-month lockup on the sale or transfer of their respective covered shares of Diffusion Common Stock.

The foregoing description of the Lock-up Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the reference to the form of such agreements, which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Employment Agreement Amendments

On March 29, 2023, Diffusion entered into amendments to its employment agreements with each of Dr. Cobuzzi, dated September 8, 2020, Mr. William Hornung, dated September 21, 2018, and Mr. Elder, dated September 23, 2020 (the “Employment Agreement Amendments”). The Employment Agreement Amendments eliminate certain provisions in the original employment agreements which permitted Diffusion to pay a portion of each such executive’s base salary and/or annual cash bonus in the form of equity or equity-based compensation, as determined in the good faith discretion of the Diffusion Board.

The foregoing description of the Employment Agreement Amendments does not purport to be complete and is subject to, and qualified in its entirety by, the reference to the form of such agreements, which are filed as Exhibits 10.3, 10.4 and 10.5 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure

On March 30, 2023, representatives of EIP began making a presentation available to investors and other individuals using the slides attached to this Current Report on Form 8-K as Exhibit 99.3, which are incorporated herein by reference.

The information contained in the presentation is summary information prepared by EIP that should be considered in the context of Diffusion’s filings with the SEC, including, without limitation, this Current Report on Form 8-K, the Registration Statement, and the information and agreements incorporated by reference herein and therein, as well as other public announcements that Diffusion may make, by press release or otherwise, from time to time. Diffusion undertakes no duty or obligation to provide any public update or revision of the information contained in the presentation except as required by applicable law, including the rules and regulations of the SEC, although EIP may revise such materials from time to time as its management believes is warranted.

Diffusion makes no admission or representation as to the materiality of any information in the presentation or otherwise related thereto and contained in this Current Report on Form 8-K. Such information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of Section 18 of the Exchange Act unless we specifically incorporate it by reference in a document filed under the Exchange Act, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as previously set forth by specific reference in such a filing.

Item 8.01.	Other Events

On March 30, 2023, Diffusion and EIP issued a joint press release announcing, among other things, the execution of the Merger Agreement. A copy of the press release is furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Diffusion and EIP, Diffusion intends to file relevant materials with the SEC, including the Registration Statement that will contain a proxy statement and prospectus related to a special meeting of its stockholders. Diffusion will mail the definitive proxy statement and prospectus to Diffusion’s stockholders as of the record date to be established for voting on the merger and any other matters to be voted on at the special meeting. BEFORE MAKING ANY VOTING DECISION, DIFFUSION URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS – INCLUDING THE DEFINITIVE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY DOCUMENTS INCORPORATED THEREIN – CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIFFUSION, EIP, THE PROPOSED TRANSACTION AND RELATED MATTERS. This communication is not a substitute for the Registration Statement, definitive proxy statement/prospectus or any other documents that Diffusion may file with the SEC or send to Diffusion’s stockholders in connection with the proposed transaction. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Diffusion with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Diffusion with the SEC by contacting Diffusion by mail at 300 East Main Street, Suite 201, Charlottesville, VA 22902, Attn: Corporate Secretary.

Participants in the Solicitation

Diffusion and EIP, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these persons and their interests in the transaction will be included in the prospectus and proxy statement relating to the transaction and other relevant materials to be filed with the SEC. Additional information regarding Diffusion’s directors and officers is included in Diffusion’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 24, 2023. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, including, but not limited to, the timing and potential outcome of the proposed transaction between Diffusion and EIP; the expected ownership percentages of the combined company; and the expected management team and board of directors of the combined company. Terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” or other words that convey uncertainty of future events or outcomes may identify these forward-looking statements. Although there is believed to be reasonable basis for each forward-looking statement contained herein, forward-looking statements by their nature involve risks and uncertainties, known and unknown, many of which are beyond the parties’ control and, as a result, actual results could differ materially from those expressed or implied in any forward-looking statement. Particular risks and uncertainties include, among other things, those related to the completion of the proposed transaction, including the need for stockholder approval and the satisfaction of closing conditions; the cash balances of the combined company following the closing, if completed, of the proposed transaction; the ability of Diffusion to remain listed on the Nasdaq Capital Market, as well as comply with any Nasdaq rules and regulations related to the proposed transaction; the price of Diffusion’s securities, which may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Diffusion operates; variations in operating performance across competitors; changes in laws and regulations affecting Diffusion’s or EIP’s business; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction; general economic, political, business, industry, and market conditions, inflationary pressures, and geopolitical conflicts; and the other factors discussed under the heading “Risk Factors” in Diffusion’s most recent Annual Report on Form 10-K and other filings with the SEC. Any forward-looking statements in this Current Report on Form 8-K speak only as of the date hereof (or such earlier date as may be identified). New factors emerge from time to time, and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the Merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement that will be filed with the SEC in connection with the proposed transaction and, except as required by applicable law, rule, or regulation, Diffusion does not undertake any obligation to update any such statements after the date of this Current Report on Form 8-K.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of March 30, 2023, by and among Diffusion Pharmaceuticals Inc., EIP Pharma, Inc. and Dawn Merger Sub Inc. (1)

10.1	Form of EIP Pharma, Inc. Stockholder Support Agreement, dated as of March 30, 2023
10.2	Form of Lock-up Agreement, dated as of March 30, 2023
10.3	Amendment, dated March 29, 2023, to Employment Agreement, dated September 8, 2020, by and between Diffusion Pharmaceuticals Inc. and Robert J. Cobuzzi, Ph.D.
10.4	Amendment, dated March 29, 2023, to Employment Agreement, dated September 21, 2018, by and between Diffusion Pharmaceuticals Inc. and William Hornung
10.5	Amendment, dated March 29, 2023, to Employment Agreement, dated September 23, 2020, by and between Diffusion Pharmaceuticals Inc. and William Elder

99.1	Form of Diffusion Pharmaceuticals Inc. Stockholder Support Agreement, dated as of March 30, 2023
99.2	Joint Press Release of Diffusion Pharmaceuticals Inc. and EIP Pharma, Inc., issued March 30, 2023
99.3	EIP Pharma Corporate Presentation, dated March 30, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)

Schedules and exhibits have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Diffusion agrees to furnish on a supplemental basis a copy of any omitted schedule or exhibit to the SEC upon its request; provided, however, that Diffusion may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 30, 2023	DIFFUSION PHARMACEUTICALS INC.

	By:	/s/ William Elder
Name: William Elder
Title: General Counsel & Corporate Secretary